# SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For
June 20, 2002

MIRAMAR MINING CORPORATION

311 West 1st Street, North Vancouver, British Columbia Canada, V7M 1B5
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2 (b) under the Securities Exchange Act of 1934)

Yes X

In connection with Rule12g3-2(b) # 82-3153.

# MIRAMAR MINING CORPORATION

*311 West First Street, North Vancouver, B.C. CANADA V7M 1B5*
*Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780*


**June 20, 2002** NEWS RELEASE 02-09 MAE - TSE
MAENF–OTC Bulletin Board

## *Miramar Mining Announces $30 million Financing Completed*

*- Proceeds to expand exploration program at the Hope Bay Project, Nunavut -*

VANCOUVER – Miramar Mining Corporation (MAE-TSE) today announced completion of the previously announced bought deal equity financing for gross proceeds of $30,000,000. The proceeds of the issuance will be used for the continued exploration and development of the Hope Bay project and for general working capital.

The financing consisted of 12,500,000 Units at a price of $2.00 per Unit plus 2,500,000 flow through common shares at a price of $2.00 per share for gross proceeds of $30,000,000 through a syndicate of underwriters. Each Unit consists of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one additional common share at a price of $2.50 and expires one year from closing.

In consideration for their services, the underwriters received a 6% cash commission and an agent's option to acquire 900,000 shares. The agents' options are exercisable for one year at a price of $2.00.

"This financing gives us the capital required to increase our exploration activities on the Hope Bay belt," said Tony Walsh, Miramar's President & CEO. "We are currently in the planning stages for an expanded summer exploration program on the prospective Hope Bay belt."

The common shares issued under this offering were sold on a private placement basis and will not be qualified by a prospectus. As a result, they are subject to the applicable statutory hold periods. The common shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any state, and have not been offered or sold in the United States or to U.S. persons without registration.

### *Forward Looking Statements*

Statements relating to the use of proceeds and the operation of Miramar after completion of the transaction are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, the uncertainties related to estimated costs of exploration activities on the Hope Bay belt, risks related to exploration programs on the Hope Bay belt, uncertainty that the Hope Bay belt can be commercially exploited, and other risks and uncertainties, including those described in the Miramar's Annual Report on Form 20-F for the year ended December 31, 2001 and Reports on Form 6-K filed with the Securities and Exchange Commission.
This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.


*For further information contact:*
*Anthony P. Walsh*
*President & CEO*
*Miramar Mining Corporation*
*Tel: (604) 985-2572 Fax: (604) 980-0731*
*Toll Free: 1-800-663-8780*
*Email:* info@miramarmining.com